SCHEDULE 13G

Amendment No. 1
Shaw Industries Incorporated
common stock
Cusip # 820286102

Cusip # 820286102
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	2,338,310
Item 6:	0
Item 7:	2,338,310
Item 8:	0
Item 9:	6,431,620
Item 11:	4.994%
Item 12:	    HC

Cusip # 820286102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,431,620
Item 8:	0
Item 9:	6,431,620
Item 11:	4.994%
Item 12:	IN

Cusip # 820286102
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,431,620
Item 8:	0
Item 9:	6,431,620
Item 11:	4.994%
Item 12:	IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Shaw Industries Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		616 E. Walnut Avenue
		Dalton, GA 30720

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		820286102

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	6,431,620

	(b)	Percent of Class:	4.994%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	2,338,310

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	2,338,310

	(iv)	shared power to dispose or to direct the disposition of:
	0


Item 5.	Ownership of Five Percent or Less of a Common Stock.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Shaw Industries Incorporated at August 17, 2000 is true, complete and correct.


	August 21, 2000
Date




Signature



	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of Fidelity International Limited and it direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,449,560 shares or 2.678% of the common stock outstanding of Shaw Industries Incorporated ("the Company") as a result of acting as investment adviser to various investment companies (the "funds") registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds collectively each has sole power to dispose of the 3,449,560 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 643,750 shares or 0.499% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 643,750 shares and sole power to vote or to direct the voting of 455,950 shares.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.
As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 2,338,310 shares or 1.815% of the common stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, Fidelity International Limited is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.

EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 2,338,310 shares or 1.815% of the common stock outstanding of Shaw Industries Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, Fidelity International Limited is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.

	FIL has sole dispositive power over 2,338,310 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 2,338,310 shares of common stock held by the International Funds as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 21, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Shaw Industries Incorporated at August 17, 2000.

Fidelity International Limited

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Fidelity International Limited and its direct
and indirect subsidiaries.

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d.

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
 subsidiaries.